

CUSTCORP

Safely Store Your Digital Assets

PROBLEM

People need a safe place to store digital assets.



"*The digital asset market has grown rapidly over the past couple of years, but the market lacks a secure institutional grade end-to-end solution.*"

Shawn Chu, Principal at 500 Startups

SOLUTION

CustCorp offers investors a private, secure place to store digital assets.



Safely stores equity securities in private investments and other digital assets, such as NFTs and cryptocurrency



Helps with smooth transition of assets in estate planning

MARKET OPPORTUNITY

8%
CAGR



Global Custody Market

$26.8 Billion

in 2021

185%
CAGR



NFT Market

$41 Billion

in 2021

7%
CAGR



Cryptocurrency Market

$1.6 Billion

in 2021

Sources: researchandmarkets.com, Chainalysis Inc., Global Market Estimates, marketsandmarkets.com

BUSINESS MODEL

CustCorp has a subscription and fee-based revenue model.



Annual subscription



Collects a fee on every transaction

COMPETITIVE LANDSCAPE

coinbase

Fireblocks

Cactus Custody

Bitcoin Suisse

NYDIG

LEDGER

BitGo

GEMINI

COMPETITIVE ADVANTAGES

- CustCorp safely stores both equities and digital assets, such as security tokens and NFTs.

- Keeps all of your investments in one place.



SUCCESS TO DATE

Launched fully digitized, automated, tokenized infrastructure which can be used to transfer digital assets



Secured initial contract



TEAM

Manny Teixeira

President



- Founder & CEO, M.G. Teixeira Inc.
- Former Auditor, Schultheis & Panettieri, LLP
- B.A. Business Finance, Marist College

Amandeep Singh

Accounting



- Former Senior Associate, KPMG
- Former Senior Business Analyst, CFA Society of New York
- B.A. Financial Accounting, Western Connecticut State University